EXHIBIT 99.1
FOR IMMEDIATE RELEASE
Federal Signal Reports Record Second Quarter Results Including 15% Net Sales Growth and 20% Operating Income Improvement; Raises Full-Year Outlook and EBITDA Margin Targets
Downers Grove, Illinois, July 30, 2025 — Federal Signal Corporation (NYSE:FSS) (the “Company”), a leader in environmental and safety solutions, today reported financial results for the second quarter ended June 30, 2025.
Second Quarter Highlights
•Net sales of $565 million, up $74 million, or 15%, from last year; organic growth of $42 million, or 9%
•Operating income of $97.7 million, up $16.6 million, or 20%, from last year
•GAAP diluted EPS of $1.16, up $0.17, or 17%, from last year
•Adjusted EPS of $1.17, up $0.22, or 23%, from last year
•Orders of $540 million, up $67 million, or 14%, from last year
•Operating cash flow of $60 million, up $19 million, or 47%, from last year
•Raises 2025 net sales outlook to a new range of $2.07 billion to $2.13 billion, from the prior range of $2.02 billion to $2.10 billion
•Raises 2025 adjusted EPS* outlook to a new range of $3.92 to $4.10, from the prior range of $3.63 to $3.90
•Raises Consolidated EBITDA margin target to a new range of 16% to 22%, from the prior range of 14% to 20%
•Raises EBITDA margin target for the Environmental Solutions Group to a new range of 18% to 24%, from the prior range of 17% to 22%

Consolidated net sales for the second quarter were $565 million, an increase of $74 million, or 15%, compared to the prior-year quarter. Net income for the second quarter was $71.4 million, or $1.16 per diluted share, compared to $60.8 million, or $0.99 per diluted share, in the prior-year quarter.
The Company also reported adjusted net income for the second quarter of $71.9 million, or $1.17 per diluted share, compared to $58.8 million, or $0.95 per diluted share, in the prior-year quarter. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Double-Digit Year-over-Year Net Sales and Operating Income Growth and Strong Customer Demand in Record-Setting Quarter; Increasing EBITDA Margin Targets for the Environmental Solutions Group and the Company
“In what is typically a seasonally-strong period, our businesses were able to deliver 15% year-over-year net sales growth, 20% operating income improvement, gross margin expansion, and a 100-basis point increase in adjusted EBITDA margin during a record-setting second quarter,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Our Environmental Solutions Group delivered 18% year-over-year net sales growth and a 26% increase in adjusted EBITDA. Production increases at several of our businesses, higher sales of our aftermarket offerings, proactive management of price/cost dynamics, and contributions from recent acquisitions were meaningful year-over-year growth drivers. Our Safety and Security Systems Group also delivered impressive results, with 3% top-line growth and an adjusted EBITDA margin of 27%. With its consistently strong performance over the last several quarters and ongoing traction on strategic initiatives, we are increasing the EBITDA margin target for our Environmental Solutions Group to a new range of 18% to 24%, from the prior range of 17% to 22%. At the same time, we are increasing our consolidated EBITDA margin target to a new range of 16% to 22%, from the prior range of 14% to 20%.”
In the Environmental Solutions Group, net sales for the second quarter were $481 million, up $72 million, or 18%, compared to the prior-year quarter. In the Safety and Security Systems Group, net sales were $84 million, up $3 million, or 3%, compared to the prior-year quarter.

Consolidated operating income for the second quarter was $97.7 million, up $16.6 million, or 20%, compared to the prior-year quarter. Consolidated operating margin for the second quarter was 17.3%, up from 16.5% in the prior-year quarter.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the second quarter was $118.2 million, up $20.5 million, or 21%, compared to the prior-year quarter, and consolidated adjusted EBITDA margin was 20.9%, up from 19.9% in the prior-year quarter.
In the Environmental Solutions Group, adjusted EBITDA for the second quarter was $110.8 million, up $22.6 million, or 26%, compared to the prior-year quarter, and its adjusted EBITDA margin was 23.1%, up from 21.6% last year. In the Safety and Security Systems Group, adjusted EBITDA for the second quarter was $22.6 million, up $3.3 million, or 17%, compared to the prior-year quarter, and its adjusted EBITDA margin was 26.9%, up from 23.7% last year.
Consolidated orders for the second quarter were $540 million, an increase of $67 million, or 14%, compared to the prior-year quarter. Consolidated backlog at June 30, 2025 was $1.08 billion, up $4 million from the prior-year quarter.
Increased Operating Cash Flow Provides Flexibility to Fund Organic Growth Opportunities, M&A, and Cash Returns to Stockholders
Net cash provided by operating activities during the second quarter was $60 million, an increase of $19 million, or 47%, from the prior-year quarter.
At June 30, 2025, consolidated debt was $269 million, total cash and cash equivalents were $65 million, and the Company had $515 million of availability for borrowings under its credit facility.
“Our operating cash flow generation in the first half of this year is up 34% compared to last year,” said Sherman. “With the increased cash generation and available capacity under our credit facility, we have significant flexibility to invest in organic growth initiatives and pursue additional strategic acquisitions. As demonstrated with our dividend payment and share repurchases during the quarter, we also remain committed to returning cash to stockholders.”
The Company funded dividends of $8.5 million during the second quarter, reflecting a dividend of $0.14 per share, and recently announced a similar $0.14 per share dividend that will be payable in the third quarter of 2025.
The Company also repurchased $20.0 million of its stock during the second quarter.
Outlook
“Demand for our products and aftermarket offerings remains strong, with our order intake this quarter up 14% compared to the prior year,” noted Sherman. “With our record-setting second quarter performance, our current backlog, and continued execution against our strategic and operational initiatives, we are raising our full-year adjusted EPS* outlook to a new range of $3.92 to $4.10, from the prior range of $3.63 to $3.90. We are also increasing our full-year net sales outlook to a new range of between $2.07 billion and $2.13 billion, from the prior range of between $2.02 billion and $2.10 billion.”
CONFERENCE CALL
Federal Signal will host its second quarter conference call on Wednesday, July 30, 2025 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at www.federalsignal.com or by dialing phone number 1-877-704-4453 and entering the pin number 13754916. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial, and commercial customers. Headquartered in Downers Grove, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Forward looking statements should not be relied upon as a predictor of actual results. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic and political uncertainty, risks and adverse economic effects associated with geopolitical conflicts including tariffs and other trade conflicts, legal and regulatory developments, foreign currency exchange rate changes, inflationary pressures, product and price competition, supply chain disruptions, availability and pricing of raw materials, interest rate changes, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, work stoppages, increases in pension funding requirements, cybersecurity risks, increased legal expenses and litigation results and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com
* Adjusted earnings per share (“EPS”) is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. In the three and six months ended June 30, 2025 and 2024, we made adjustments to exclude the impact of acquisition and integration-related expenses, net, purchase accounting effects, and certain special income tax items, where applicable. In prior years, we have also made adjustments to exclude the impact of environmental remediation costs of a discontinued operation, pension-related charges, and certain other unusual or non-recurring items. Should any similar items occur in the remainder of 2025, we would expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except per share data)	2025	2024	2025	2024
Net sales	$564.6	$490.4	$1,028.4	$915.3
Cost of sales	395.0	346.4	728.0	655.3
Gross profit	169.6	144.0	300.4	260.0
Selling, engineering, general and administrative expenses	66.9	58.3	127.1	115.5
Amortization expense	4.5	3.8	8.8	7.4
Acquisition and integration-related expenses, net	0.5	0.8	1.1	1.7
Operating income	97.7	81.1	163.4	135.4
Interest expense, net	3.5	3.2	6.5	6.4
Other expense, net	0.8	0.4	1.5	0.6
Income before income taxes	93.4	77.5	155.4	128.4
Income tax expense	22.0	16.7	37.7	16.0
Net income	$71.4	$60.8	$117.7	$112.4
Earnings per share:
Basic	$1.18	$1.00	$1.93	$1.84
Diluted	$1.16	$0.99	$1.91	$1.82
Weighted average common shares outstanding:
Basic	60.6	61.0	60.9	61.0
Diluted	61.3	61.7	61.6	61.7
Cash dividends declared per common share	$0.14	$0.12	$0.28	$0.24

Operating data:
Operating margin	17.3%	16.5%	15.9%	14.8%
Adjusted EBITDA	$118.2	$97.7	$203.3	$168.3
Adjusted EBITDA margin	20.9%	19.9%	19.8%	18.4%
Total orders	$539.7	$473.0	$1,107.6	$975.7
Backlog	1,083.5	1,079.9	1,083.5	1,079.9
Depreciation and amortization	19.9	15.8	38.6	31.2

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2025	December 31, 2024
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$64.7	$91.1
Accounts receivable, net of allowances for doubtful accounts of $3.1 and $2.6, respectively	238.3	196.4
Inventories	356.5	331.0
Prepaid expenses and other current assets	24.6	24.0
Total current assets	684.1	642.5
Properties and equipment, net of accumulated depreciation of $200.4 and $187.4, respectively	236.8	218.9
Rental equipment, net of accumulated depreciation of $62.4 and $53.3, respectively	201.0	173.2
Operating lease right-of-use assets	26.4	27.8
Goodwill	517.6	477.7
Intangible assets, net of accumulated amortization of $94.6 and $85.6, respectively	222.5	199.7
Deferred tax assets	10.7	9.4
Other long-term assets	16.9	16.0
Total assets	$1,916.0	$1,765.2
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and finance lease obligations	$10.7	$19.4
Accounts payable	102.8	79.0
Customer deposits	39.7	35.0
Accrued liabilities:
Compensation and withholding taxes	39.0	45.6
Current operating lease liabilities	6.9	6.8
Other current liabilities	63.9	56.0
Total current liabilities	263.0	241.8
Long-term borrowings and finance lease obligations	258.3	204.4
Long-term operating lease liabilities	20.3	21.8
Long-term pension and other postretirement benefit liabilities	41.7	41.7
Deferred tax liabilities	58.5	58.0
Other long-term liabilities	12.0	11.4
Total liabilities	653.8	579.1
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 70.7 and 70.3 shares issued, respectively	70.7	70.3
Capital in excess of par value	319.8	309.8
Retained earnings	1,203.4	1,102.8
Treasury stock, at cost, 9.9 and 9.2 shares, respectively	(260.2)	(207.8)
Accumulated other comprehensive loss	(71.5)	(89.0)
Total stockholders’ equity	1,262.2	1,186.1
Total liabilities and stockholders’ equity	$1,916.0	$1,765.2

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended June 30,
(in millions)	2025	2024
Operating activities:
Net income	$117.7	$112.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	38.6	31.2
Stock-based compensation expense	8.1	8.8
Changes in fair value of contingent consideration	—	0.1
Payments for acquisition-related activity	(0.1)	—
Amortization of interest rate swap settlement gain	—	(1.2)
Deferred income taxes	0.2	2.3
Changes in operating assets and liabilities	(68.1)	(81.7)
Net cash provided by operating activities	96.4	71.9
Investing activities:
Purchases of properties and equipment	(12.9)	(24.2)
Payments for acquisition-related activity, net of cash acquired	(82.1)	—
Other, net	0.7	1.2
Net cash used for investing activities	(94.3)	(23.0)
Financing activities:
Increase (decrease) in revolving lines of credit, net	55.0	(39.2)
Payments on long-term borrowings	(1.6)	(1.6)
Purchases of treasury stock	(39.7)	(0.1)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(11.4)	(5.9)
Payments for acquisition-related activity	(4.3)	—
Cash dividends paid to stockholders	(17.1)	(14.7)
Proceeds from stock-based compensation activity	1.1	1.3
Other, net	(11.8)	(0.3)
Net cash used for financing activities	(29.8)	(60.5)
Effects of foreign exchange rate changes on cash and cash equivalents	1.3	(0.8)
Decrease in cash and cash equivalents	(26.4)	(12.4)
Cash and cash equivalents at beginning of year	91.1	61.0
Cash and cash equivalents at end of period	$64.7	$48.6

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three and six months ended June 30, 2025 and 2024:
Environmental Solutions Group

	Three Months Ended June 30,			Six Months Ended June 30,
($ in millions)	2025	2024	Change	2025	2024	Change
Net sales	$480.5	$408.8	$71.7	$867.9	$762.8	$105.1
Operating income	91.9	72.9	19.0	151.6	124.6	27.0
Adjusted EBITDA	110.8	88.2	22.6	188.3	154.7	33.6
Operating data:
Operating margin	19.1%	17.8%	1.3%	17.5%	16.3%	1.2%
Adjusted EBITDA margin	23.1%	21.6%	1.5%	21.7%	20.3%	1.4%
Total orders	$441.1	$396.2	$44.9	$921.2	$823.9	$97.3
Backlog	1,000.3	1,023.4	(23.1)	1,000.3	1,023.4	(23.1)
Depreciation and amortization	18.7	14.7	4.0	36.3	29.0	7.3
Safety and Security Systems Group

	Three Months Ended June 30,			Six Months Ended June 30,
($ in millions)	2025	2024	Change	2025	2024	Change
Net sales	$84.1	$81.6	$2.5	$160.5	$152.5	$8.0
Operating income	21.5	18.3	3.2	37.3	32.1	5.2
Adjusted EBITDA	22.6	19.3	3.3	39.4	34.1	5.3
Operating data:
Operating margin	25.6%	22.4%	3.2%	23.2%	21.0%	2.2%
Adjusted EBITDA margin	26.9%	23.7%	3.2%	24.5%	22.4%	2.1%
Total orders	$98.6	$76.8	$21.8	$186.4	$151.8	$34.6
Backlog	83.2	56.5	26.7	83.2	56.5	26.7
Depreciation and amortization	1.1	1.0	0.1	2.1	2.0	0.1
Corporate Expenses
Corporate operating expenses were $15.7 million and $10.1 million for the three months ended June 30, 2025 and 2024, respectively. For the six months ended June 30, 2025 and 2024, corporate operating expenses were $25.5 million and $21.3 million, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted Net Income and Earnings Per Share (“EPS”):
The Company believes that modifying its 2025 and 2024 net income and diluted EPS provides additional measures to assist it in comparing its performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes are not representative of its underlying performance and to improve the comparability of results across reporting periods. Adjusted net income and Adjusted EPS are both non-GAAP measures. During the three and six months ended June 30, 2025 and 2024 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of acquisition and integration-related expenses, net, purchase accounting effects, and certain special income tax items, where applicable.

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2025	2024	2025	2024
Net income, as reported	$71.4	$60.8	$117.7	$112.4
Add:
Income tax expense	22.0	16.7	37.7	16.0
Income before income taxes	93.4	77.5	155.4	128.4
Add:
Acquisition and integration-related expenses, net	0.5	0.8	1.1	1.7
Purchase accounting effects (a)	0.4	—	0.7	—
Adjusted income before income taxes	94.3	78.3	157.2	130.1
Adjusted income tax expense (b) (c)	(22.4)	(19.5)	(38.3)	(31.8)
Adjusted net income	$71.9	$58.8	$118.9	$98.3

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars per diluted share)	2025	2024	2025	2024
EPS, as reported	$1.16	$0.99	$1.91	$1.82
Add:
Income tax expense	0.36	0.27	0.61	0.26
Income before income taxes	1.52	1.26	2.52	2.08
Add:
Acquisition and integration-related expenses, net	0.01	0.01	0.02	0.03
Purchase accounting effects (a)	0.01	—	0.01	—
Adjusted income before income taxes	1.54	1.27	2.55	2.11
Adjusted income tax expense (b) (c)	(0.37)	(0.32)	(0.62)	(0.52)
Adjusted EPS	$1.17	$0.95	$1.93	$1.59
(a)    Purchase accounting effects in the three and six months ended June 30, 2025 relate to adjustments to exclude the step-up in the valuation of inventory acquired in connection with acquisitions that was sold subsequent to the acquisition date and the depreciation of the step-up in the valuation of rental equipment acquired in the Standard Equipment Company transaction, where applicable. Such costs are included as a component of Cost of sales on the Condensed Consolidated Statements of Operations.
(b)     Adjusted income tax expense for the three and six months ended June 30, 2025 was recomputed after excluding the tax impacts of acquisition and integration-related expenses, net, and purchase accounting effects. Adjusted income tax expense for the three and six months ended June 30, 2025 also excludes a $0.2 million discrete tax benefit recognized in connection with the amendment of certain state tax returns to claim a worthless stock deduction.
(c)    Adjusted income tax expense for the three and six months ended June 30, 2024 was recomputed after excluding the tax impacts of acquisition and integration-related expenses, net. Adjusted income tax expense for the three and six months ended June 30, 2024 also excludes discrete tax benefits of $2.6 million and $15.6 million, respectively, that were recognized in connection with the amendment of certain federal and state tax returns to claim a worthless stock deduction.

Adjusted EBITDA and Adjusted EBITDA Margin:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures to assist in comparing its performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes are not representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of net income, interest expense, net, acquisition and integration-related expenses, net, purchase accounting effects, other expense, net, income tax expense, and depreciation and amortization expense, as applicable. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of net income, interest expense, net, acquisition and integration-related expenses, net, purchase accounting effects, other expense, net, income tax expense, and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, net, purchase accounting effects, and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, net, purchase accounting effects, and depreciation and amortization expense, as applicable, divided by segment net sales for the applicable period(s). Segment operating income includes all revenues, costs, and expenses directly related to the segment involved. In determining segment operating income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles net income to consolidated adjusted EBITDA for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in millions)	2025	2024	2025	2024
Net income	$71.4	$60.8	$117.7	$112.4
Add:
Interest expense, net	3.5	3.2	6.5	6.4
Acquisition and integration-related expenses, net	0.5	0.8	1.1	1.7
Purchase accounting effects *	0.1	—	0.2	—
Other expense, net	0.8	0.4	1.5	0.6
Income tax expense	22.0	16.7	37.7	16.0
Depreciation and amortization	19.9	15.8	38.6	31.2
Consolidated adjusted EBITDA	$118.2	$97.7	$203.3	$168.3

Net sales	$564.6	$490.4	$1,028.4	$915.3

Consolidated adjusted EBITDA margin	20.9%	19.9%	19.8%	18.4%
* Excludes purchase accounting expense effects included within depreciation and amortization of $0.3 million and $0.5 million for the three and six months ended June 30, 2025, respectively.

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in millions)	2025	2024	2025	2024
Operating income	$91.9	$72.9	$151.6	$124.6
Add:
Acquisition and integration-related expenses, net	0.1	0.6	0.2	1.1
Purchase accounting effects *	0.1	—	0.2	—
Depreciation and amortization	18.7	14.7	36.3	29.0
Adjusted EBITDA	$110.8	$88.2	$188.3	$154.7

Net sales	$480.5	$408.8	$867.9	$762.8

Adjusted EBITDA margin	23.1%	21.6%	21.7%	20.3%
* Excludes purchase accounting expense effects included within depreciation and amortization of $0.3 million and $0.5 million for the three and six months ended June 30, 2025, respectively.
Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in millions)	2025	2024	2025	2024
Operating income	$21.5	$18.3	$37.3	$32.1
Add:
Depreciation and amortization	1.1	1.0	2.1	2.0
Adjusted EBITDA	$22.6	$19.3	$39.4	$34.1

Net sales	$84.1	$81.6	$160.5	$152.5

Adjusted EBITDA margin	26.9%	23.7%	24.5%	22.4%